SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

 EMBRATEL PARTICIPAÇÕES S.A. - SUMMARY MINUTES OF SHAREHOLDERS' ANNUAL MEETING
                     HELD ON APRIL 17TH, 2003, AT 12:00P.M.

                           EMBRATEL PARTICIPAÇÕES S.A.

       CNPJ/MF (NATIONAL ROLL OF JURIDICAL PERSONS / MINISTRY OF FINANCE)
                             No. 02.558.124/0001-12
            NIRE (Registration Number in Company Roll) 3330026237-7
                                 Public Company
                            CVM Register No. 01764-7

               Summary Minutes of the Shareholders' Annual Meeting
                     Held on April 17th, 2003, at 12:00p.m.

1 - Date, Time and Place: April 17th, 2003, at 12:00p.m.,  held at the Company's headquarters at Rua Regente Feijó, 166, sala 1687-B,  Center,  City and State of
Rio de Janeiro. 2 - Attendance:  Shareholders  representing  57.61% (fifty-seven point  sixty-one  percent)  of the  capital  stock  with  voting  right,  as per registers and signatures  appearing in the Company's  Shareholder Presence Book.
Also  present  Jorge Luis  Rodriguez,  President  of the  Company;  Daniel Eldon
Crawford,  Chairman of the Board of Directors and Vice-President of the Company,
and Mr. Norbert Glatt, Chief Financial Officer and Investor Relations  Director,
as representatives of the Company's  administration;  José Antonio Ramos and Rui
Dell'Avanzi,  representatives  of the  members  of the Audit  Committee  and Mr.
Roberto Catalão Cardoso,  representative of Deloitte Touche Tohmatsu. 3 - Chair:
Chairman: Daniel Eldon Crawford;  Secretary:  Pedro Antonio Batista Martins. 4 -
Publication of Notices and other Documents:  Convocation  Notice published under the terms of Art. 124 of Act n° 6.404/76,  in the newspaper  Valor Econômico and in the Official Gazette of the State of Rio de Janeiro, in the editions of April
1, 2 and 3, 2003. 5 - Agenda: (i) take the  administrators'  accounts,  examine, discuss and vote the  financial  statements  regarding the fiscal year closed on
December 31, 2002 published in the newspaper Valor Econômico and in the Official
Gazette of the State of Rio de Janeiro on March 18th,  2003;  (ii) deliberate on the use of the net profits of the fiscal year and the distribution of dividends;
(iii) elect a member of the Board of Directors for  completion of mandate;  (iv)
set the global annual  compensation of the Company's  administration;  (v) elect members  of the Audit  Committee  and set  their  compensation;  and (vi)  other matters of  corporate  interest.  6 - Reading of  Documents:  The reading of the documents  mentioned  in Art.  133 of Act n°  6.404/76  was not  requested.  7 -
Summary of Deliberations  and Occurred Facts: The following  deliberations  were approved unanimously by the present shareholders:  (i) The Administration Report and the Financial Statements, along with the opinions of the Audit Committee and of Independent  Auditors  Deloitte Touche Tohmatsu  referring to the fiscal year closed on December  31, 2002 were  approved.  The  praises of  shareholder  José
Teixeira de Oliveira  to the  Company's  administration  were  consigned  in the minutes; (ii) No distribution of dividends was approved, because of the negative result  verified in the fiscal year closed on  December  31,  2002,  and because there  was no  proposal  by the  Administration  for  use  of  the  profits  and distribution of dividends; (iii) Considering the resignation of Mr. John Stupka, the election of a member of the Board of Directors for completion of mandate was held.  Shareholder  Caixa de Previdência  dos  Funcionários do Banco do Brasil -
PREVI  (Welfare  Fund for  Employees  of Banco do Brasil - PREVI)  withdrew  the request for adoption of the previously  submitted multiple vote procedure.  Then there was the  election,  by the majority of those  present,  as a member of the
Board of Directors  of the  Company,  of Mr.  Jonathan  Clark  Crane,  American,
married,  executive,  residing and  domiciled in the United States of America at
650 Elm Street,  Manchester, NH 03101, holder of American passport n. 205765839, who shall  perform his  functions in  completion of the mandate of his foregoer, that is, until the Ordinary  General Meeting of 2004. The elected Director shall be installed in his position  within the term mentioned in paragraph one of Art.
149 of Act n° 6.404/76,  and shall  remain  therein  until the Ordinary  General
Meeting of 2004 or until he is dismissed or replaced by the General Meeting. The elected Director  declares that he is not involved in any crime that hinders him from performing a mercantile activity, that he does not occupy any position in a competitive  company  in  the  market  and  that  he  does  not  have  interests conflicting  with the Company,  in compliance with the provisions of Art. 147, §
1° to § 3° of Act n°  6.404/76;  (iv)  the  global  annual  compensation  of the
Company's  administration  was set at up to R$ 500.000,00 (five hundred thousand reais) for the purposes of Art. 152 of Act n° 6.404/76; (v) Caixa de Previdência dos  Funcionários  do Banco do Brasil - PREVI (The Welfare Fund for Employees of
Banco do Brasil - PREVI),  as an  ordinary  minority  shareholder,  submitted  a proposal for the election of Douglas José Scortegagna as an effective member and
Antônio  Americano  do Brasil  Borges as a substitute  member for the  Company's
Audit  Committee.  The  controlling  shareholder  submitted the proposal for the election of Mr. Edisom Giraldo as an effective member and Mr. Siddharta  Pereira
Pinto as a substitute  member,  and submitted the proposal for reelection of Ruy
Dell'Avanzi as an effective  member and Arles  Denapoli as a substitute  member, the  above-mentioned  Board having,  until the Ordinary  General Meeting of year
2004,  the  following  composition:  (a) Douglas  José  Scortegagna,  Brazilian, married, bank employee, holder of identity card n° 1749671 - SSP/DF and enrolled in the CPF/MF (Tax Roll / Ministry of Finance) under n° 172.389.270-04, residing and  domiciled  at SQS 303,  Bloco G,  apto.  303,  Asa Sul,  Brasilia,  Federal
District,  as an effective member, and (a.1) Antônio Americano do Brasil Borges,
Brazilian,  divorced,  retired,  holder of identity  card n° 158201 - SIC/GO and enrolled  in the CPF/MF  under n.  090.573.581-15,  residing  and  domiciled  at
Avenida 85,  Condomínio Alfa e Beta,  Bloco 2, apto. 203,  Goiânia - Goiás, as a substitute member,  both  representatives of the ordinary minority  shareholder;
(b) Edisom Giraldo, Brazilian,  married, accountant,  holder of identity card n°
015315383-9 - IFP/RJ (Felix Pacheco  Institute / Rio de Janeiro) and enrolled in the CPF/MF under n°  041.564.478-04,  residing and  domiciled at Rua 35, n° 181,
Camboinhas,  Niterói, State of Rio de Janeiro, as an effective member, and (b.1)
Siddharta Pereira Pinto, Brazilian, married, accountant, holder of identity card
n° 24636 - CRC/RJ  (National  Council of  Accountancy / State of Rio de Janeiro)
and enrolled in the CPF/MF under n°  257.220.857-15,  residing and  domiciled at
Rua Benjamin Constant n° 50/404 - Glória, City and State of Rio de Janeiro, as a
substitute member; (c) Ruy Dell'Avanzi,  Brazilian,  married, accountant, holder
of  identity  card  n.  1958301   SSP-SP,   enrolled  in  the  CPF/MF  under  n°
107.137.438-91, residing and domiciled at Rua General Jardim, 36, City and State of São Paulo,  as an  effective  member,  and (c.1) Arles  Denapoli,  Brazilian, married, accountant,  holder of identity card n° 16.477.554-SSP/SP,  enrolled in the CPF/MF under n° 064.653.188-30,  residing and domiciled at Rua Júpiter, 200, apto.  91, City and State of São Paulo,  as a  substitute  member,  the two last members  and their  respective  members  being  elected by the  majority  of the present  shareholders.  The  Directors  now  elected  declare to be free for the practice of their functions,  in compliance with the provisions of Art. 162, §2°
of Act n° 6.404/76.  Finally, the individual  compensation of the members of the
Company's  Board of Directors  was set at the legal  minimum,  that is, 0.1 (one tenth) of what, on the average,  is attributed to each Executive  Officer of the
Company,  in  compliance  with  the  provisions  of § 3° of  Art.  162 of Act n°
6.404/76.  8 -  Clarifications:  1) The Company's  Audit  Committee  submitted a favorable  opinion with respect to the  provisions of Art. 163,  sections II and
VII,  of Act  n°  6.404/76;  and 2) The  drafting  of the  present  minutes  was authorized  in its  brief  form and the  publication  of the  signatures  of the shareholders  present at the General Meeting was dispensed of under the terms of
Art. 130, §§ 1° and 2°, of Act n° 6.404/76.  3) The following  abstentions  were recorded:  Shareholder  Ishares  MSCI Brazil  (Free) Index Fund  abstained  from voting in item (i) of the Order of the Day and Shareholder  Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (Welfare Fund for Employees of Banco
do Brasil - PREVI) abstained from voting in items (iii) and (iv) of the Order of the Day. 9 - Closing:  The floor being offered to anyone  wishing to make use of it, and since no further matter was raised, the works were closed and the Annual
Meeting  adjourned  for the time  necessary to draft these  minutes  which after being  read and found in  compliance  with  were  signed  by all  attending  the meeting.

SIGNATURES:

Daniel Eldon Crawford
Chairman

Pedro Antonio Batista Martins
Secretary of the Chair

Jorge Luis Rodriguez
President of the Company

Norbert Glatt
Chief Financial Officer and Investor Relations Director

José Antonio Ramos
Member of the Audit Committee

Rui Dell' Avanzi
Member of the Audit Committee

Roberto Catalão Cardoso
Representative of Deloitte Touche Tohmatsu

SHAREHOLDERS:

Startel Participações Ltda.
New Startel Participações Ltda.
Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI
Ishares MSCI Brazil (Free) Index Fund
The Brazil MSCI Emerging Markets Index Common Trust Fund
IBM Tax Deferred Savings Plan
The California State Teachers Retirement System
Philips Elect North America Corp Master Ret.
Gilberto Souza Esmeraldo
José Teixeira de Oliveira

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2003

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.